VISION ENERGY, INC.
 50 Briar Hollow Lane,
7th Floor, West Building
Houston, Texas 77027
(713) 881-8900

August 28, 2002

VIA FACIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Vision Energy, Inc.
Form S-1 Registration Statement No. 333-90869
Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477 and Rule 478(c) of the Securities Act of 1933, as amended, Vision Energy, Inc., a Delaware corporation (the "Company"), hereby requests that its registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on November 12, 1999 (File No. 333-90869) and the Amendment No. 1 to the Form S-1 and all exhibits thereto filed with the Commission on January 14, 2000 (the "Registration Statement") be immediately withdrawn. The Company intended to acquire DDD Energy, Inc. ("DDD Energy") from Seitel, Inc.("Seitel") upon closing of the offering. The Registration Statement contains a significant amount of information about DDD Energy. On August 5, 2002, Seitel announced that it had sold a majority of the assets of DDD Energy to an unaffiliated third party. At present, the Company has no intent to acquire DDD Energy, and the Company does not plan to go forward with the offering at this time. The Company, therefore, requests that the Registration Statement be withdrawn. None of the securities covered by the Registration Statement have been sold.

The Company further requests:

    That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and
    That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

In order for us to confirm the granting of such order, please fax a copy of such order to Charles L. Strauss, of Fulbright & Jaworski L.L.P., counsel to the Company, at (713) 651-5246. If you have any questions regarding this application for withdrawal, please contact Charles L. Strauss at (713) 651-5535. Thank you for your immediate attention to this request.

Very truly yours,
Vision Energy, Inc.
By: /s/ MARCIA H. KENDRICK
Name: Marcia Kendrick
Title: Chief Financial Officer